Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On November 7, 2011, Exelon began to use the following slides concerning the proposed merger and other information with investors at the Edison Electric Institute Financial Conference:

Exelon and Constellation Energy: Merger and Company Update Edison Electric Institute Financial Conference November 7-8, 2011

Cautionary Statements Regarding
Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute
“forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934,
both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,”
“estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-
looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon
Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and
Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations;
(8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company.

Cautionary Statements Regarding
Forward-Looking Information (Continued)

Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including:
(1)  Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of
Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2)  Exelon’s
Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk
Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of
Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3)  Constellation’s 2010 Annual Report on
Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on
Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other
Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of
Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements,
Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.
Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.
Additional Information and Where to Find it
In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on
Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the
SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT
PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY
CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South
Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100
Constellation Way, Suite 600C, Baltimore, MD 21202.

Compelling Merger Rationale
Creates the leading competitive energy
provider in the U.S.
Matches Exelon’s clean generation fleet
with Constellation’s customer-facing
leading retail and wholesale platform
Creates economies of scale through
expansion across the value chain
Strategic Benefits Financial Benefits
Diversifies generation portfolio across
regions
Adds clean generation to the portfolio
Enhances margins in the competitive
portfolio
Competitive Portfolio
Earnings and cash flow accretive
Dividend uplift for Constellation
shareholders
Continued upside to power market
recovery
Strong balance sheet for combined
company
Utility Benefits
Maintains a regulated earnings profile
with three large urban utilities
Enables operational enhancements
from sharing of best practices across
utilities
Transaction creates incremental strategic and financial value aligned with both companies’ existing goals

Merger Appeals to Key Stakeholders and Governments
(1)  Based on the 30-day average Exelon and Constellation closing stock prices as of April 26, 2011.
Stakeholder Commitments & Benefits
Customers
$100 one -time credit for BGE residential customers
Direct benefit from merger synergies at the utilities
Opportunities for operational improvements through sharing of utilities’ best practices
$15 million for various programs with direct benefits to BGE customers
Investors
Upfront premium of 18.5%
(1)
to CEG shareholders
Dividend accretion of 103% post-close for CEG shareholders
EPS accretion of >5% in 2013
Earnings upside to power market recovery
Strong credit profile maintained for combined company
State of Maryland and City
of Baltimore
Maintains a large employee presence and platform for growth
in Maryland
New LEED-certified headquarters for wholesale, retail and
renewable energy development business in Baltimore
BGE to maintain independent operations and remain
headquartered in Baltimore
25 MWs of renewable energy development in MD
$4 million to support EmPower Maryland Energy Efficiency Act
Charitable contributions maintained at current levels for at least 10 years after the merger closes

Enhanced Maryland Proposal
Our additional commitments address a number of key stakeholder concerns
Intervenor Concerns Key Exelon/Constellation Additional Commitments
Additional Customer
Benefits
Added flexibility for Maryland PSC to determine use of $15 million offered for programs directly benefiting BGE customers
Ring-Fencing
No corporate reorganization under certain defined circumstances relating to RF
HoldCo, BGE or Exelon Energy Delivery Company without prior Commission approval
Obtain a new non-consolidation opinion to ensure the effectiveness of BGE ring-
fencing
No requests for modification of BGE ring-fencing for 3 years
Financial
Regular reporting on credit ratings and metrics of BGE to Maryland PSC
Specific commitments regarding the level of BGE capital and O&M expenditures in
2012 and 2013
Report comparative pre- and post-merger shared services costs to PSC
Corporate Governance
BGE’s CEO will be a member of Exelon Management’s Executive Committee
Executive Committee will meet periodically in Baltimore
Service and Operation
Commitment to meet existing BGE supplier diversity requirements
Provide assessment of BGE CAIDI (outage duration) performance within 12 months after the merger closes
Market Power
In addition to 2,648 MW of identified plant divestitures, comply with settlement terms with PJM Market Monitor restricting buyers of divested plants and imposing other behavioral commitments

Strong Proposal to Address Market Power
The companies have offered a comprehensive, robust mitigation package
C.P. Crane
399 MW
Brandon Shores
1,273 MW
H.A. Wagner
976 MW
Note: Assets to be divested – Brandon Shores (Coal), H.A. Wagner (Coal/Oil/Gas) and C.P. Crane (Oil/Coal).
Analyzed market power considerations and proposed
mitigation plan to address market concentration
concerns
Proposed comprehensive mitigation plan to address
market concentration in PJM in initial application,
including:
• Physical sale of 3 baseload generation facilities
totaling 2,648 MW
• Additional sale of 500 MW via contracts to
mitigate temporary market power issues
Filed with FERC and Maryland PSC on October 11,
2011
No change to assets identified in original proposal
Additional commitment not to sell plants to certain
identified PJM generators
Additional assurances on how we will bid units in PJM
energy and capacity markets
Future retirement of units will be conditioned on meeting
specified requirements
Proactive
divestiture
proposal
Settlement with
PJM
Independent
Market Monitor
(IMM)

Note: Data as of 9/30/11.  Exelon solar addition MW based on alternating current (AC); Constellation solar additions (in MW) based on direct current (DC).
(1)    Generation capacity net of physical market mitigation assumed to be 2,648 MW consisting of Brandon Shores (1,273 MW), H.A. Wagner
(976 MW) and C.P. Crane (399 MW).
(2)    Electric load includes all booked 2011E competitive retail and wholesale sales, including index products. Exelon load does not include the
ComEd swap (~26 TWh). Gas load includes all booked and forecasted 2011E competitive retail sales as of 9/30/11.
Reserves (gas)
266 bcf
Owned Generating
Capacity
35 GWs (1)
Electric
Transmission
7,350 miles
Electric & Gas Dist.
6.6 million
customers
Retail &
Wholesale Volumes (2)
(Electric & Gas)
~167 TWh, 372 bcf
Notable Generation Acquired or
Under Development in 2011
Exelon Additions
720 MW Wolf Hollow CCGT (TX)
230 MW Antelope Valley Solar Ranch
One (CA)
230 MW Michigan Wind Projects (MI)
Constellation Additions
2,950 MW Boston Generating gas
fleet
30.4 MW Sacramento Municipal Utility
District Solar (CA)
16.1 MW Maryland Generating Clean
Horizons Solar (MD)
7.8 MW Vineland Municipal Electric
Utility Solar (NJ)
5.4 MW Toys “R” Us Solar (NJ)
5.2 MW Johnson Matthey, West
Deptford Solar (NJ)
5.0 MW U.S. State Department Solar
(NJ)
Transaction creates the largest – and growing – competitive energy company in the U.S.
Scale, Scope and Flexibility Across the
Value Chain
Upstream Downstream

Well Positioned for Evolving Regulatory Requirements
(1) Total owned generation capacity as of 9/30/2011 for Exelon and Constellation, net of physical market mitigation assumed to be 2,648 MW.
(2) Coal capacity shown above includes Eddystone 2 (309 MW) to be retired on 6/1/2012.
(3) Oil capacity shown above includes Cromby 2 (201 MW) to be retired on 12/31/2011.
(4) Pending approval of owner group.
A clean and diverse portfolio that is well positioned for environmental upside from EPA regulations
9
Total Generation Capacity
(1)
: 35,327 MW
5%
Wind/Solar/Other
3%
Gas
Hydro
Oil
(3)
Nuclear
54%
6%
Coal
(2)
5%
Cleanest large merchant generation
portfolio in the nation
Less than 5% of combined generation
capacity will require capital expenditures
to comply with Air Toxic rules
-
Approx. $200 million of CapEx, majority of
which is at Conemaugh
(4)
(Exelon and
Constellation ownership share ~31%)
Low-cost generation capacity provides
unparalleled leverage to rising commodity
prices
Incremental 500 MW of coal and oil
capacity to be retired by middle of next
year
Combined Company Portfolio
27%

Texas Generation Portfolio Is Well Suited to Serve Load
ERCOT Generation
Capacity – MW
(1)
5,311
CEG Intermediate
1,839
EXC Intermediate
2,210
Exelon Peaking
1,262
(1) Generation and capacity for Exelon and Constellation includes owned and contracted units, less any PPAs or tolls sold, as of
09/30/2011. Exelon wind assets in Texas (open or hedged) are not included in the capacity shown above. Constellation capacity includes 517 MWs under a contract that expires in December 2011.
The combined generation portfolio will enhance the hedging capability for managing load positions in Texas
Premium Location – A sizeable generation
Hedging Flexibility – Leverage strong asset
Strong Asset Mix – Intermediate and peaking
base and utilize market-based hedging
instruments to effectively manage load-
following obligations
position close to large load pockets in Dallas
and Houston
generation assets are effectively call options at
various heat rates that benefit from price
volatility

We will continue to use a well-defined hedging strategy to carefully balance risk management and value creation
Increase the amount of generation
hedged over time, leaving some open
generation length
Exhibit flexibility in timing and type of
sales executed based on market
expectations
Select products and markets that
optimize the value of the generation
portfolio
Integrate hedging policy with financial
planning process to protect investment-
grade credit rating
Wholesale and Retail Businesses
Grow our generation to load strategy in multiple regions of the country by identifying attractive investments and markets
Expand product offerings to customers in regions we serve
Growing the Portfolio
Growing the Portfolio
Hedging Program Characteristics
Hedging Program Characteristics

Transaction Maintains Solid Financial Position
Achievable Synergies
Annual
run rate
BGE
8%
ComEd & PECO
29%
Unregulated
Businesses
63%
Year 4
$310
Year 3 Year 2 Year 1
$200
Annual O&M Expense Savings
(1)
(in $MM)
12
Lower Liquidity Requirements
Existing liquidity
(ex-utilities)
Pro-forma liquidity
$10.3
Reduction in
existing liquidity
(in $B)
5-Year Total Synergies Allocation
(2) Maintaining Strong Investment Grade Ratings
(3)
Moody’s Credit
Ratings
S&P Credit
Ratings
Fitch Credit
Ratings
Exelon Baa1 BBB- BBB+
ComEd Baa1 A- BBB+
PECO A1 A- A
Generation A3 BBB BBB+
Constellation Baa3 BBB- BBB-
BGE Baa2 BBB+ BBB+
$3-$4
-39%
$6.3 - $7.3
Pro-Forma
$6.1
Exelon
$4.2
Constellation
Annual cost
savings of
$35M-$45M
(1)  Before total costs to achieve of ~$650M primarily attributable to employee-related costs and transaction costs.
(2)  Source: DeGregorio testimony filed with Maryland PSC on May 25, 2011.
(3)  Ratings as of November 1, 2011.  Represents senior unsecured ratings of Exelon, Generation, Constellation and BGE and senior secured ratings for
ComEd and PECO.  S&P and Fitch affirmed all Exelon ratings upon announcement of merger. Moody’s affirmed  the ratings of ComEd and PECO and placed the ratings of Exelon and Generation on review for downgrade. S&P and Moody’s placed Constellation on credit watch positive and affirmed BGE ratings.  Fitch affirmed Constellation and BGE ratings upon announcement.

Phased Approach to Designing the Future
Our past experience with successful integration and our phased approach to integrating Exelon and Constellation will enable the realization of merger benefits
Success is defined by:
Closing the transaction in early 2012
Maintaining consistent and reliable operations
Capturing value and meeting synergy targets
Meeting commitments to stakeholders, regulators and governments
Acting as one to build an integrated enterprise that is positioned for continued growth
August – December
Begins post-close
Completed  in August
Begins in November

Exelon & Constellation Energy Appendix

Merger Approvals Process on Schedule
(as of 11/1/11)
Note: The Department of Public Utilities in Massachusetts concluded on September 26, 2011 that it does not have jurisdiction over the merger.
Stakeholder Status of Key Milestones Approved
Texas PUC
(Case No. 39413)
Filed for approval with the Public Utility Commission of Texas on May 17,
2011
Approval received on August 3, 2011
Securities and Exchange Commission
(SEC)
(File No. 333-175162)
Joint proxy statement declared effective on October 11, 2011
Shareholder Approval
Proxies mailed to shareholders of record at October 7, 2011
Shareholder meetings set for November 17, 2011
New York PSC
(Case No. 11–E–0245)
Filed with the New York Public Service Commission on  May 17, 2011 seeking a declaratory order confirming that a Commission review is not required
Decision expected in Q4 2011
Department of Justice (DOJ)
antitrust laws and certified compliance with second request
Clearance expected by January 2012
Federal Energy Regulatory Commission
(FERC)
(Docket No. EC 11-83)
Filed merger approval application and related filings on May 20, 2011, which
Settlement agreement filed with PJM Market Monitor on October 11, 2011
Order expected by November 16, 2011 (end of statutory period)
Nuclear Regulatory Commission
(Docket Nos. 50-317, 50-318, 50-220,
50-410, 50-244, 72-8, 72-67)
Filed for indirect transfer of Constellation Energy licenses on May 12, 2011
Order expected by January 2012
Maryland PSC
(Case No. 9271)
Filed for approval with the Maryland Public Service Commission on May 25,
2011
Evidentiary hearings begin October 31, 2011
Order expected by January 5, 2012
Submitted Hart-Scott-Rodino filing on May 31, 2011 for review under U.S.
assesses market power-related issues

Maryland PSC Review Schedule (Case No. 9271)
Significant Events Date of Event
Filing of Application
May 25, 2011
Intervention Deadline
June 24, 2011
Prehearing Conference
June 28, 2011
Filing of Staff, Office of People Counsel and Intervenor Testimony
September 16, 2011*
Filing of Rebuttal Testimony
October 12, 2011*
Filing of Surrebuttal Testimony
October 26, 2011
Status Conference
October 28, 2011
Evidentiary Hearings
October 31, 2011 -
November 18, 2011
Public Comment Hearings
November 29, December 1 &
December 5, 2011
Filing of Initial Briefs
December 5, 2011
Filing of Reply Briefs December 19, 2011
Decision Deadline
January 5, 2012
* Initial intervenor testimony with respect to market power was due on September 23   for all parties except for the
Independent Market Monitor and rebuttal testimony with respect to market power was due on October 17    .
rd
th

Portfolio Matches Generation with Load in
Key Competitive Markets
MISO (TWh)
PJM
(1)
(TWh)
South
(2)
(TWh)
ISO-NE & NY ISO
(3)
(TWh) West
(4)
(TWh)
The combination establishes an industry-leading platform with regional diversification of the generation fleet and customer-facing load business
Note: Data for Exelon and Constellation represents available expected generation (owned and contracted) and booked electric sales for 2011 as of 9/30/11. Expected generation is adjusted for assets that have long term PPAs sold by Exelon or Constellation, including but not limited to wind and South assets. Exelon load doesn’t include the ComEd swap (~26 TWh). Index load, which is a pass through load product with no price or volumetric risk to the seller, is not included in the load estimate.
(1) Constellation generation includes output from Brandon Shores, C.P. Crane and H.A. Wagner (total generation ~8.5 TWh).
(2) Represents load and generation in ERCOT, SERC and SPP.
(3) Constellation load includes ~0.7 TWh of load served in Ontario.
(4) Constellation generation includes ~0.4 TWh of generation in Alberta.
Load
75.1
42.0
33.1
Generation
175.6
29.8
145.8
Constellation Exelon
5.7
Load
5.1
0.6
Generation
8.6
8.6
18.5
Load
30.3
Generation
26.2
7.7
1.9
Load Generation
0.6
Load
29.2
Generation
32.1
32.1
29.2

Manageable Debt Maturities
Debt Maturity Profile (2012-2020)
EXC
EXC
EXC
Exelon
1,652
1,686
1,589
ExGen PECO ComEd Exelon BGE Constellation
~70% of 2012 – 2016 debt maturities consist of regulated utility debt
(in $M)
18
Weighted Average Cost of
Debt (2)
Exelon 5.2%
ComEd 5.4%
PECO 5.5%
ExGen 5.5%
Constellation 6.2%
BGE 6.3%
152
552
74
552
(1)
2020
550
550
2019
602
600
2018
1,342
500
840
2017
1,261
702
516
41
2016
1,117
665
379
2015
260
800
75
2014
500
250
617
70
2013
1,020
300
252
467
2012
1,001
375
450
2
2
2
173
3
2
(1) Debt maturity schedule and weighted average cost of debt as of 9/30/11.  Amounts do not include fair value swaps at Constellation. BGE debt balances include annual transition bond payments from 2012 – 2017.
(2) Weighted average cost of debt excludes any benefits for interest rate swaps. Utilities’ weighted average cost of debt includes debt amortization costs.

Exelon Dividend
Exelon’s Board of Directors approved a contingent stub dividend for Exelon shareholders of
$0.00571/share per day for Q1 2012 in anticipation of the merger close ($0.525/share for the quarter)
Stub dividend declaration ensures that Exelon shareholders continue to receive all dividends at the current $2.10 per share annualized rate
Pre- and post-close stub dividends must be declared separately to account for Constellation shareholders becoming Exelon shareholders at merger close
Assuming a February 1, 2012 close for illustrative purposes only:
$0.525
Current Exelon shareholders will continue to receive a total dividend of
$0.525 per quarter
Record Date Payment Date
Per Share
Amount
11/15/2011
12/09/2011 Regular Dividend $0.525
1/31/2012
3/1/2012 Pre-close Stub Dividend $0.440
2/15/2012
3/09/2012 Post-close Stub Dividend $0.085
5/15/2012
6/09/2012 Regular Dividend $0.525
(1)
(1)
(2)
(1)
Assuming a 2/1/2012 merger close; for Exelon shareholders, Q1 2012 dividend will be based on a per diem rate of $0.00571 ($0.525 divided by 92 days).
(2)
Future dividend, following the stub dividend, is subject to approval by the Board of Directors.

Constellation Dividend
Record Date Payment Date
Per Share
Amount
12/12/2011
1/03/2012 Regular CEG Dividend $0.24
1/31/2012
3/1/2012
Pre-close CEG Stub
Dividend
(1)
$0.132
2/15/2012
3/09/2012
Post-close EXC Stub
Dividend
(1)
$0.085
5/15/2012
6/09/2012 Regular EXC Dividend
(2)
$0.525
Constellation Energy’s Board of Directors approved a contingent stub dividend for Constellation shareholders of $0.00264/share per day for Q1 2012 in anticipation of merger close
Stub dividend declaration ensures that Constellation shareholders continue to receive their existing quarterly dividend rate prior to the merger, and benefit from the Exelon annualized dividend rate
($2.10 per share) beginning on the day the merger closes
Pre- and post-close stub dividends must be declared separately to account for Constellation shareholders becoming Exelon shareholders at merger close
Constellation shareholders will receive the Exelon dividend rate upon merger close
(1) Assuming a 2/1/2012 merger close, Q1 2012 dividend will be based on a per diem rate of $0.00264 ($0.24 divided by 91 days).
Post-close  Exelon Q1 2012  stub dividend will be based on a per diem rate of $0.00571.
(2) Assuming a 2/1/2012 merger close, Constellation shareholders will start receiving the full quarterly Exelon dividend of $0.525 per share in Q2 2012. Future dividend, following the stub dividend, is subject to approval by the Board of Directors.
Assuming a February 1, 2012 close for illustrative purposes only: